

August 17, 2010

Mr. Michael R. Burwell
Chief Financial Officer of General Partner for
Redwood Mortgage Investors VIII, a California Limited Partnership
900 Veterans Blvd., Suite 500
Redwood City, CA 94063

  Re: Redwood Mortgage Investors VIII, a California Limited Partnership
    Form 10-K for the year ended December 31, 2009
    File No. 0-27816

Dear Mr. Burwell:

  We have reviewed your response letter filed on June 11, 2010 and have the following additional comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Form 10-K for the year ended December 31, 2009

Item 7- Management's Discussion and Analysis of Financial Condition and Results of Operations

Critical Accounting Policies, pages 21 to 23

1. We note your response to prior comment 3. In your response, you have indicated to us that non-specific reserves taken on loans which are not fully collateralized, but performing, are not significant in comparison to the specific reserves provided on impaired loans. However, it appears that the reserves are significant within the context of the quantitative information in the next paragraph of your response which indicates that a significant portion of your allowance for loan loss balances was derived from these non-specific reserves. As such, we reissue a portion of our previous comment; please show us the disclosure you will include in future filings that will discuss the amount of non-specific reserves recorded for loans that were not considered individually impaired as well as how you determine the amount of these reserves specifically discussing how you incorporate general market trends. In responding to this comment, please also tell us the bad debt expense incurred for each reporting period related to these non-specific loans.

<u>Consolidated Statements of Operation, page 43</u>

2. We note your response to prior comment 5. Although you do not participate in traditional lending and deposit activities, you are a finance company with a material amount of lending and you should follow a "net interest income" presentation consistent with SAB 11K. Please also tell us how you considered the disclosures required by Industry Guide 3.

<u>Form 10-Q for the Quarter Ended September 30, 2009</u>

<u>Note 4 –Real Estate Held, page 13</u>

3. We note your response to prior comment 6. You state that the properties that are not in use as rental properties have a salvage value equal to cost and that as such, such properties cannot be depreciated. Based on the table however, it appears that you are depreciating those properties which were not under construction or major refurbishment projects. Please clarify. If you are depreciating such properties, please clarify how you have determined the appropriate amount of depreciation.

4. Furthermore, tell us how salvage value under your depreciation policies is affected when a property held for investment is converted into use as a rental property.

    As appropriate, please respond to our comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your response to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your response to our comments.

    You may contact Howard Efron, Staff Accountant, at (202) 551-3439 or me at (202) 551-3782 if you have questions regarding comments on the financial statements and related matters.

                                        Sincerely,

                                        Jessica Barberich
                                        Assistant Chief Accountant